Exhibit 8.1

The following is a list of the Company's subsidiaries as of April 15, 2020:

Name	Organization	Ownership percentage
Scandic American Shipping Ltd.	Bermuda	100%
NAT Chartering Ltd.	Bermuda	100%
NAT Bermuda Holdings Limited	Bermuda	100%